REQUEST TO WITHDRAW A REGISTRATION
                         STATEMENT PURSUANT TO RULE 477



         The undersigned respectfully requests that the entire Form SB-2/A, filed on May 10, 2001, Commission File No. 333-55664 be withdrawn from registration under the Securities Act of 1933, as amended, pursuant to Rule 477. The undersigned represents that this withdrawal request is consistent with the public interest and protection of investors as required under Rule 477(a) and that there has been no sales or distributions of the securities registered under cover of the above referenced registration statement. The Registrant may undertake a subsequent private offering in reliance upon Rule 155(c). The undersigned further represents he has the power to request this withdrawal pursuant to Rule 478(c).




                                             /s/ Eric Seidel
                                             --------------------------
                                             Eric Seidel